Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information, please contact:

Steven P. James	Yasuki Minobe
KAI Pharmaceuticals, Inc.	DAIICHI SANKYO
(650) 244-1101.	+81-3-6225-1126
Steve.James@kaipharma.com	minobe@daiichisankyo.co.jp

KAI Pharmaceuticals, Inc. and Sankyo Company, Limited

Enter Global Alliance to Develop and Commercialize Novel

Compounds for Cardiovascular Disease

Tokyo, Japan, and South San Francisco, CA (January 9, 2006) – KAI Pharmaceuticals, Inc., a privately held biotechnology company, and DAIICHI SANKYO COMPANY, LIMITED today announced that Sankyo Company, Limited, a wholly owned subsidiary of DAIICHI SANKYO, and KAI Pharmaceutical have entered an agreement for the global development and commercialization of KAI-9803, a first-in-class agent for the prevention of myocardial tissue death and associated congestive heart failure in acute myocardial infarction patients undergoing revascularization procedures.

KAI-9803 is currently in a Phase I/II clinical trial (“DELTA-MI”) to assess safety and efficacy in patients with acute myocardial infarction undergoing reperfusion via balloon angioplasty. The U.S. Food and Drug Administration has granted KAI-9803 Fast Track status due to the important unmet medical need the product may address. Currently, approximately one million people suffer from heart attacks every year in the United States alone.

“We are extremely pleased to have Sankyo as our partner in developing KAI-9803. Sankyo’s immense expertise in the cardiovascular field will greatly benefit the successful clinical and commercial development of this compound,” said Steven James, president and chief executive officer of KAI. “We look forward to working closely with Sankyo to gain approval of this drug, which has the potential to help a significant percentage of heart attack victims.”

“This is truly advanced technology,” said DAIICHI SANKYO President and CEO Takashi Shoda. “Through our partnership with KAI, DAIICHI SANKYO has the opportunity to build on its strong tradition of significant contributions to the treatment of cardiovascular disease, with products such as Benicar® and Olmetec® (olmesartan medoxomil) and Pravachol® (pravastatin), as well as prasugrel1, currently in Phase III development. Developing and marketing such a potentially breakthrough compound through this global commercial licensing agreement helps us fulfill our goal of improving the health and well-being of people around the world.”

Under the terms of the partnership, Sankyo will make an initial payment to KAI of $20 million. In addition, KAI could receive potential development and commercialization milestones of up to $300 million for two initial indications for KAI-9803, as well as milestone payments for future delta PKC inhibitors. Sankyo will fund all future development, and will have global development and commercialization rights and pay KAI a double-digit royalty on sales.

KAI will have the option to perform certain clinical studies. In North America, KAI will have the right to co-promote products in the acute care/hospital setting. KAI may receive $20 million from Sankyo in research support over five years to identify new compounds, routes of administration and indications directed toward the inhibition of delta PKC.

KAI-9803 is a small peptide that works by inhibiting the translocation of delta PKC to its specific intracellular receptor. Delta PKC activation during reperfusion initiates the molecular processes for cell death which ultimately leads to inflammation and damage in the heart or the brain during a stroke. KAI-9803 is currently being evaluated in acute heart attack patients undergoing balloon angioplasty in DELTA-MI, a 150 patient, double-blind, placebo controlled Phase I/II clinical trial.

This agreement is subject to review and approval by the U.S. Federal Trade Commission and other standard closing conditions.

About KAI Pharmaceuticals, Inc.

KAI Pharmaceuticals is a privately held, venture-backed drug discovery and development company with preclinical and clinical programs in acute cardiovascular and other diseases representing unmet medical needs. The company has applied its core expertise in the biology of protein kinase C (PKC) to develop highly potent and selective inhibitors and activators for each of the PKC isozymes for the treatment of a broad array of human diseases. KAI is based in South San Francisco, California, and can be found online at www.kaipharma.com.

About DAIICHI SANKYO COMPANY, LIMITED

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies – Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO is a global pharmaceutical innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Benicar® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin). Both companies have used their cumulative knowledge and expertise in the field of cardiovascular disease as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company web site at http://www.daiichisankyo.co.jp/eng.

[1]	Prasugrel is an ADP-receptor antagonist in Phase III clinical trials, being co-developed with Eli Lilly and Company.

Forward-Looking Statements

This communication contains forward-looking information and statements about Daiichi Sankyo Company, Limited and KAI Pharmaceuticals, Inc. and their respective businesses. Forward-looking statements are statements that are not historical facts. These statements include, but are not limited to, statements regarding planned clinical trial design, regulatory and business strategies, plans and objectives of management, growth opportunities for existing and proposed products, financial projections and estimates and their underlying assumptions, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi Sankyo and KAI Pharmaceuticals believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi Sankyo and KAI Pharmaceuticals securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi Sankyo and KAI Pharmaceuticals, including risks that product candidates may fail in clinical development or may not be successfully marketed or manufactured, Daiichi Sankyo and KAI Pharmaceuticals may lack financial resources to complete development of product candidates, regulatory agencies may interpret the results of studies differently than Daiichi Sankyo and KAI Pharmaceuticals, competing products may be more successful, demand for new pharmaceutical products may decrease and the pharmaceutical industry may experience negative economic trends. As a result of these and other risks and uncertainties, actual results and developments may differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The forward looking statements contained in this press release are made only as of the date hereof and other than as required by applicable law, neither Daiichi Sankyo nor KAI Pharmaceuticals undertakes any obligation to update or revise any forward-looking information or statements.

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